20014102

Washington, DC

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67547

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/2019 (MM/DD/YY) AND ENDING 06/30/2020 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CHURCHILL CAPITAL USA, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1270 AVENUE OF THE AMERICAS, SUITE 1910
(No. and Street)

NEW YORK	NY	10020
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

LOUIS A ALMERINI (908) 231-1000
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MAZARS USA LLP
(Name – *if individual, state last, first, middle name*)

135 WEST 50TH STREET	NEW YORK	NY	10020
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, STEVE SCHLEMMER, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CHURCHILL CAPITAL USA, INC., as of JUNE 30, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Steve Schlemmer / Steve Schlemmer
Signature

CEO
Title

Pamela Curativo
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Pamela Curativo
Notary Public • State of Maine
My Commission Expires April 28, 2027

CHURCHILL CAPITAL USA, INC.

STATEMENT OF FINANCIAL CONDITION AND INDEPENDENT AUDITORS' REPORT

JUNE 30, 2020

CHURCHILL CAPITAL USA, INC.
STATEMENT OF FINANCIAL CONDITION - JUNE 30, 2020
TABLE OF CONTENTS

M MAZARS

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholder of
Churchill Capital USA, Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Churchill Capital USA, Inc. (the "Company"), as of June 30, 2020, and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of the Company, as of June 30, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Mazars USA LLP

We have served as the Company's auditor since 2020.

New York, NY
August 28, 2020

CHURCHILL CAPITAL USA, INC.
STATEMENT OF FINANCIAL CONDITION
JUNE 30, 2020

ASSETS

Cash	$ 1,840,952
Clearing firm deposit	105,474
Clearing firm receivable	348,074
Other receivables	333,447
Prepaid expenses	5,202
Security deposits	85,680
Right of use asset	69,252
Property and equipment, net	7,126
TOTAL ASSETS	$ 2,795,207

LIABILITIES AND MEMBER'S EQUITY

CURRENT LIABILITIES	
Related party payable - Parent	$ 279,742
Accounts payable and accrued expenses	306,229
Loan payable	294,900
Income taxes payable	70,540
Lease liability	69,252
Deferred tax liability	5,521
TOTAL LIABILITIES	1,026,184
STOCKHOLDER'S EQUITY	
Common stock, no par value; 200 shares authorized 100 shares issued and outstanding	20,000
Additional paid-in capital	325,000
Retained earnings	1,424,023
TOTAL STOCKHOLDER'S EQUITY	1,769,023
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 2,795,207

The accompanying notes are an integral part of this financial statement.

Note 1 - Organization

Churchill Capital USA, Inc. (the "Company"), a wholly-owned subsidiary of Churchill Capital Ltd. (the "Parent"), is a registered broker-dealer with the Securities and Exchange Commission ("SEC") in the state of New York and a member of the Financial Industry Regulatory Authority ("FINRA"). The Company engages in a general securities business with institutional investors. The Company received its FINRA approval for membership on July 12, 2007. The Company operates out of an office located in New York City. The Company is exempt from Rule 15c3-3 of the SEC under paragraph (k)(2)(ii) of that rule.

Note 2 - Summary of Significant Accounting Policies

The following summary of the Company's major accounting policies is presented to assist in the interpretation of the financial statements.

Basis of Presentation

The accompanying financial statements are presented in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Cash and cash equivalents

The Company considers investments in financial instruments with maturities of less than 90 days when issued to be cash equivalents. There were no cash equivalents held at June 30, 2020.

Revenue Recognition

The Company accounts for revenue under Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 606. This revenue recognition guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five hyphenate step model to (a) identify the contracts(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. The Company earns all of its revenues from commissions. A discussion of the Company's revenue stream follows.

Note 2 - Summary of Significant Accounting Policies (continued)

Commissions

The Company earns revenue by executing transactions for clients in equity securities and options on a riskless principal basis. All performance obligations are satisfied on trade date. Commission revenues are earned and recorded on a trade date basis and are paid on settlement date, and a receivable is recorded between the trade date and the settlement date. Equity trades are executed through the clearing broker (see Note 3). Options transactions are done through other broker dealers and funds are typically received in the normal course of business when those broker dealers have collected them from clients. Until the funds are collected and paid a receivable is recorded.

Property and Equipment

Property and equipment are recorded at cost. Depreciation of furniture and fixtures is computed on a straight-line basis over the estimated useful lives of four years and depreciation of IT equipment is computed on a straight-line basis over the estimated useful lives of three years.

Other Receivables

The Company has receivables due from other financial institutions including broker dealers for commissions due on security transactions related to options trading. The Company reviewed all receivables and will take allowances for any account that it deemed uncollectible. As of June 30, 2020, the Company did not have any allowances for uncollectible accounts.

Income Taxes

Income taxes are accounted for in accordance with the provisions of the FASB ASC No. 740 "Accounting for Income Taxes" ("ASC 740"). As required under ASC 740, deferred tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of assets and liabilities and the respective tax basis amounts. Deferred tax assets and liabilities are measured under tax rates that are expected to apply to taxable income in the years in which these differences are expected to be realized. The effect of a change in tax rate on deferred tax assets and liabilities is recognized in the period of the tax change.

Note 2 - Summary of Significant Accounting Policies (continued)

Uncertain tax positions

The Company evaluates uncertain income tax positions taken or expected to be taken in a tax return for recognition in its financial statements. At June 30, 2020, the Company accrued approximately $32,000 related to potential state apportionment adjustments. The Company's conclusions regarding uncertain tax positions may be subject to review and adjustment at a later date based upon ongoing analyses of tax laws, regulations and interpretations thereof, as well as other factors. Generally, federal, state and local authorities may examine the Company's tax returns for three years from the date of filing; consequently, the respective tax returns for years prior to June 30, 2017 are no longer subject to examination by tax authorities.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair value disclosures

The carrying amounts of cash and cash equivalents, clearing firm deposit, clearing firm receivable, other receivables, related party payable – parent, and accounts payable and accrued expenses approximate fair value because of the short-term nature of these items.

Recently issued accounting pronouncements

In June 2016, the FASB issued ASU 2016-13, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments. The standard provides amended guidance on how to measure credit losses for most financial assets. The guidance requires entities to recognize their estimate of lifetime expected credit losses based on reasonable and supportable forecasts, current conditions, and historical experience. The guidance is effective for the Company on July 1, 2020 and requires a modified retrospective transition method that will result in a cumulative-effect adjustment in retained earnings upon adoption. The Company did not have a material impact upon adoption of the standard.

Note 3 - Clearing Broker

The Company clears all of its equity trades through Pershing, LLC ("Pershing") on a fully disclosed basis. For this service, Pershing receives a percentage of the gross commission on each transaction. At June 30, 2020, the Company had a clearing firm deposit of $105,474 with Pershing and a clearing firm receivable of $348,074 comprised largely of commissions earned on equity trades cleared by Pershing and remitted to the Company monthly. The Company considers the clearing firm receivable at June 30, 2020 to be fully collectible.

Note 4 - Property and Equipment

Property and equipment at June 30, 2020 is as follows:

Furniture and fixtures	$ 78,753
Computer and telephone equipment	105,741
Total property and equipment, gross	184,494
Less: Accumulated depreciation	(177,368)
Total property and equipment, net	$ 7,126

Note 5 - Loan Payable

On April 30, 2020, the Company obtained a loan of $294,900 from PNC Bank under the Paycheck Protection Program (the "PPP") created by the Coronavirus Aid, Relief, and Economic Security Act ("CARES") Act. Borrowers under the PPP may apply to have their loans forgiven if they use the proceeds of the loan to fund payroll, rent, and utilities costs incurred or paid during the covered period following the date the loan was funded. To the extent any portion of the loan is not forgiven, that portion must be repaid over a 5-year term commencing on the date the loan was funded, and the borrower must pay interest an annual rate of 1.0%. The Company will apply for loan forgiveness once management believes it has met all of the requirements for forgiveness and expects that most or all of the loan will be forgiven.

The loan was recorded at full value on May 1, 2020 when the proceeds were received, and no reduction in the liability will be recorded until the Company receives a forgiveness decision from PNC Bank.

Note 6 - Income Taxes

The Company is a C Corporation and is subject to Federal, state, and local income taxation. The Company used an effective tax rate of 35% comprised as follows:

Statutory federal income tax rate	21%
State taxes on income, net of federal income tax benefit	7%
Local taxes on income, net of federal income tax benefit	7%
Total effective tax rate	35%

The deferred tax liability represents the tax effects of temporary differences related to depreciation on computer equipment.

Note 7 - Related Party Transactions

The Company has a transfer pricing agreement with its Parent under which the Company and the Parent levy fees as appropriate such that the Company achieves the pre-tax profit margin specified in the agreement. Pursuant to this agreement, at June 30, 2020, a balance of $279,742 remains due to the Company's Parent, which is presented in related party payable - parent in the Statement of Financial Condition.

Note 8 - Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At June 30, 2020, the Company had net capital of $1,337,468 which was $1,087,468 in excess of its required net capital of $250,000. The Company's aggregate indebtedness as a percentage of net capital was 49.09%.

Note 9 - Right of Use Asset and Lease Liability

The Company occupies office space in New York City. The current lease was assigned by the Parent to the Company effective August 1, 2012, with payment terms beginning October 1, 2012 to December 31, 2017. On August 1, 2017, the Company executed a second amendment and the lease was extended to January 31, 2021. The Company leased office space in Chicago through January 2020, and the rent was on a month to month basis. The lease was terminated in January 2020. The Company does not have any other lease or finance lease arrangements.

Note 9 – Right of Use Asset and Lease Liability

In accordance with FASB issued Accounting Standards Update 2016-02, "Leases (Topic 842)" the Company classified the New York lease as an operating lease and has no other short-term leases. The lease does not contain a renewal option but can be extended month to month at the end of the lease. The Company has reviewed and based the right of use asset and lease liabilities, primarily, on the present value of unpaid future minimum lease payments. In accordance with the guidance, the Company has recorded on its balance sheet as of June 30, 2020 a right of use asset of $69,252, offset by lease liabilities of $69,252. The present value of the existing operating lease was determined by using an incremental collateralized borrowing rate of 5.5%.

Note 10 – Financial Instruments with Off-Balance Sheet Risk

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

Note 11 – Concentration of Risk

As of June 30, 2020, 71% or $238,337 of accounts receivable was from two clients, including 52% or $173,155 from one client.

In the normal course of its business, the Company enters into financial transactions where the risk of potential loss due to changes in the market (market risk) or failures of the other parties to the transaction to perform (counterparty risk) exceeds the amounts recorded for the transaction.

The Company's policy is to continuously monitor its exposure to the market and counterparty risk through the use of a variety of financial, position and credit exposure reporting and control procedures. In addition, the Company has a policy of reviewing the customers and/or other counterparties with which it conducts business.

The Company places its cash with quality institutions. Beginning January 1, 2013, interest and non-interest-bearing accounts are insured by the FDIC up to $250,000 per financial institution. At times, the balances of interest-bearing accounts may be in excess of the insurance limits of the FDIC. The Company has not experienced any losses in such accounts. As of June 30, 2020, the amount in excess of federally insured limits was approximately $1,591,000.

Note 11 – Concentration of Risk (continued)

In December 2019 and early 2020, the coronavirus that caused COVID-19 was reported to have surfaced in China. The spread of this virus globally, including in early 2020, has caused business disruption domestically in the United States and worldwide. While the disruption is currently expected to be temporary in nature, there is considerable uncertainty around the duration of this uncertainty. Therefore, while the Company expects this matter may negatively impact the Company's financial condition, results of operations, and cash flows, the extent of the financial impact and duration cannot be reasonable estimated at this time.

Note 12 – Pension Plan

The Company has a 401(k) Employee Savings Plan (the "Plan") which is open to all employees as outlined in the underlying Plan document. The Plan is designed to provide additional financial security during retirement by providing eligible employees with an incentive to make regular savings contributions. The Company provided matching contributions to participants in the amount of $55,281 for the year ended June 30, 2020 which has been included in compensation and benefits in the statement of operations.

Note 13 – Contingencies

The Company provided a guarantee to the clearing broker that the Company agrees to indemnify the clearing broker for customers introduced by the company that are unable to satisfy the terms of their contract.

The Company is a broker-dealer registered with the SEC and is subject to regulatory supervision by the SEC and FINRA. There are no pending regulatory inquiries that would have a material adverse effect on the financial statements of the Company.

Note 14 – Subsequent Events

The Company evaluated subsequent events through August 28, 2020, the date these financial statements were issued. There were no material subsequent events that required recognition or additional disclosure in these financial statements.